SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark One):

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the year ended December 31, 1998

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ________________ to ________________


Commission file number 0-17231


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Automobile Protection Corporation Profit Sharing and 401(k) Plan.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Automobile Protection Corporation, 15 Dunwoody Park Drive, Suite 100, Atlanta, Georgia 30338.

                                Total pages - 14

                        AUTOMOBILE PROTECTION CORPORATION
                         PROFIT SHARING AND 401(k) PLAN
                        FINANCIAL STATEMENTS AND SCHEDULE
                                DECEMBER 31, 1998


TABLE OF CONTENTS
-----------------


Report of Independent Accountants                                           3


FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits, with Fund
Information, at December 31, 1998 and 1997                                   4-5

Statements of Changes in Net Assets Available for Benefits, with
Fund Information, for the years ended December 31, 1998 and 1997             6-7

Notes to financial statements                                               8-11


ADDITIONAL INFORMATION

Schedule I: Schedule of Reportable Transactions
  for the year ended December 31, 1998                                      12

Schedule II: Schedule of Assets Held for Investment
  Purposes - December 31, 1998                                              13

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the Automobile Protection Corporation Profit Sharing and 401(k)Plan

In our opinion, the accompanying Statement of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits present fairly, in all material respects, the net assets available for benefits of the Automobile Protection Corporation Profit Sharing and 401(k) Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act. The Fund Information in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICEWATERHOUSECOOPERS LLP


Atlanta, Georgia
June 25, 1999

Automobile Protection Corporation
Profit Sharing and 401(k) Plan
Statement of Net Assets Available for Benefits, with Fund Information
December 31, 1998

                                     Money    Fidelity Advisor    Fidelity Advisor  Fidelity Advisor  Fidelity Advisor
                                     Market        Balanced         Equity Income     Growth Opport.    Equity Growth    Participant
                                      Fund           Fund               Fund              Fund              Fund             Loans
                                    ------------------------------------------------------------------------------------------------
Assets
------
Investments, at market value         $ 42,806      $ 61,538          $ 72,519         $ 485,042         $ 215,256
(Cost: $42,806; $56,251; $61,950;
  $387,981; $175,067; $274,751)

Receivables
     Employer's contribution
     Participants' contributions          371           929             1,066             5,911             3,087
     Loans to participants                                                                                                 $ 4,298
                                    ----------  ------------  ----------------  ----------------  ---------------- ----------------
                                          371           929             1,066             5,911             3,087            4,298

Unallocated forfeitures
Cash and cash equivalents

                                    ----------  ------------  ----------------  ----------------  ---------------- ----------------
Total assets                           43,177        62,467            73,585           490,953           218,343            4,298

Liabilities
-----------
Distributions payable

                                    ----------  ------------  ----------------  ----------------  ---------------- ----------------
Net assets available for benefits    $ 43,177      $ 62,467          $ 73,585         $ 490,953         $ 218,343          $ 4,298
                                    ==========  ============  ================  ================  ================ ================

(RESTUBBED TABLE)
                                                         APCO
                                                         Common
                                                         Stock        Total
                                                   -------------------------
Assets
------
Investments, at market value                          $ 712,498   $1,589,659
(Cost: $42,806; $56,251; $61,950;
  $387,981; $175,067; $274,751)

Receivables
     Employer's contribution                              4,476        4,476
     Participants' contributions                                      11,364
     Loans to participants                                             4,298
                                                  -------------- ------------
                                                          4,476       20,138

Unallocated forfeitures                                   3,804        3,804
Cash and cash equivalents                                29,633       29,633

                                                  -------------- ------------
Total assets                                            750,411    1,643,234

Liabilities
-----------
Distributions payable                                                      -

                                                  -------------- ------------
Net assets available for benefits                     $ 750,411   $1,643,234
                                                  ============== ============

         The accompanying notes are an integral part of this statement.

Automobile Protection Corporation
Profit Sharing and 401(k) Plan
Statement of Net Assets Available for Benefits, with Fund Information
December 31, 1997

                                      Money    Fidelity Advisor  Fidelity Advisor  Fidelity Advisor  Fidelity Advisor
                                      Market       Balanced        Equity Income     Growth Opport.    Equity Growth  Participant
                                       Fund          Fund              Fund              Fund              Fund         Loans
                                     --------------------------------------------------------------------------------------------
Assets
------
Investments, at market value           $17,691     $ 47,381          $ 44,638         $ 278,541         $ 105,103
(Cost: $17,691; $43,676; $39,491;
  $246,174; $95,790; $255,708)

Receivables
     Employer's contribution
     Participants' contributions           311          675               764             5,392             2,132
     Loans to participants                                                                                             $ 4,447
                                     ----------  -----------  ----------------  ----------------  ----------------  -----------
                                           311          675               764             5,392             2,132        4,447

Unallocated forfeitures
Cash and cash equivalents

                                     ----------  -----------  ----------------  ----------------  ----------------  -----------
Total assets                            18,002       48,056            45,402           283,933           107,235        4,447

Liabilities
-----------
Distributions payable                                   782               390             7,764             2,649

                                     ----------  -----------  ----------------  ----------------  ----------------  -----------
Net assets available for benefits      $18,002     $ 47,274          $ 45,012         $ 276,169         $ 104,586      $ 4,447
                                     ==========  ===========  ================  ================  ================  ===========

(RESTUBBED TABLE)

                                                APCO
                                                Common
                                                Stock         Total
                                             -----------------------
Assets
------
Investments, at market value                  $ 395,342     $ 888,696
(Cost: $17,691; $43,676; $39,491;
  $246,174; $95,790; $255,708)

Receivables
     Employer's contribution                      3,812         3,812
     Participants' contributions                                9,274
     Loans to participants                                      4,447
                                            ------------  ------------
                                                  3,812        17,533

Unallocated forfeitures                           3,804         3,804
Cash and cash equivalents                        20,510        20,510

                                            ------------  ------------
Total assets                                    423,468       930,543

Liabilities
-----------
Distributions payable                            17,038        28,623

                                            ------------  ------------
Net assets available for benefits             $ 406,430     $ 901,920
                                            ============  ============

         The accompanying notes are an integral part of this statement.

Automobile Protection Corporation
Profit Sharing and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information
For the year ended December 31, 1998

                                        Money     Fidelity Advisor  Fidelity Advisor Fidelity Advisor  Fidelity Advisor
                                        Market        Balanced       Equity Income    Growth Opport.     Equity Growth  Participant
                                         Fund           Fund             Fund             Fund              Fund          Loans
                                       ---------------------------------------------------------------------------------------------
Additions to net assets attributed to
-------------------------------------
Investment income:
  Interest                             $     35           $     35        $      8        $      48        $     128
  Dividends                               1,447              1,441             409            3,201
  Net unrealized appreciation in
    fair value of investments                                1,582           5,422           64,694           30,876
  Realized gain on sales of investments                      5,008           2,970           16,561           21,604
                                       ---------  ----------------- ---------------  ---------------  ---------------
                                          1,482              8,066           8,809           84,504           52,608
                                       ---------  ----------------- ---------------  ---------------  ---------------

 Contributions:
  Employer                               17,210                248             167            1,055            1,351
  Participants                            8,339             20,229          23,780          138,153           73,713
  Loan repayments                           262                262             106              539              811       $(1,980)
                                       ---------  ----------------- ---------------  ---------------  --------------- -------------
                                         25,811             20,739          24,053          139,747           75,875        (1,980)
                                       ---------  ----------------- ---------------  ---------------  --------------- -------------
      Total additions                    27,293             28,805          32,862          224,251          128,483        (1,980)
                                       ---------  ----------------- ---------------  ---------------  --------------- -------------

Deductions from net assets attributed to
----------------------------------------
 Participant distributions               (1,954)           (13,418)         (4,289)          (8,676)         (12,753)       (3,935)
 Loan distributions and fees               (164)              (194)                            (791)          (1,973)        5,766
                                       ---------  ----------------- ---------------  ---------------  --------------- -------------
      Total deductions                   (2,118)           (13,612)         (4,289)          (9,467)         (14,726)        1,831
                                       ---------  ----------------- ---------------  ---------------  --------------- -------------

Transfers
---------

      Net increase                       25,175             15,193          28,573          214,784          113,757          (149)

Net assets, beginning of year            18,002             47,274          45,012          276,169          104,586         4,447

                                       ---------  ----------------- ---------------  ---------------  --------------- -------------
Net assets, end of year                $ 43,177           $ 62,467        $ 73,585        $ 490,953        $ 218,343       $ 4,298
                                       =========  ================= ===============  ===============  =============== =============


(RESTUBBE TABLE)
                                                                  APCO
                                                                  Common
                                                                  Stock         Total
                                                              --------------------------
Additions to net assets attributed to
-------------------------------------
Investment income:
  Interest                                                                    $      254
  Dividends                                                                        6,498
  Net unrealized appreciation in
    fair value of investments                                    $ 296,690       399,264
  Realized gain on sales of investments                              9,870        56,013
                                                                -----------   -----------
                                                                   306,560       462,029
                                                                -----------   -----------

 Contributions:
  Employer                                                          81,214       101,245
  Participants                                                                   264,214
  Loan repayments                                                                      -
                                                                -----------   -----------
                                                                    81,214       365,459
                                                                -----------   -----------
      Total additions                                              387,774       827,488
                                                                -----------   -----------

Deductions from net assets attributed to
----------------------------------------
 Participant distributions                                         (40,537)      (85,562)
 Loan distributions and fees                                        (3,256)         (612)
                                                                -----------   -----------
      Total deductions                                             (43,793)      (86,174)
                                                                -----------   -----------

Transfers                                                                              -
---------                                                                              -

      Net increase                                                 343,981       741,314

Net assets, beginning of year                                      406,430       901,920

                                                                -----------   -----------
Net assets, end of year                                          $ 750,411    $1,643,234
                                                                ===========   ===========

         The accompanying notes are an integral part of this statement.

Automobile Protection Corporation
Profit Sharing and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information
For the year ended December 31, 1997

                                       Money      Fidelity Advisor  Fidelity Advisor Fidelity Advisor  Fidelity Advisor
                                       Market        Balanced        Equity Income    Growth Opport.    Equity Growth
                                        Fund           Fund              Fund             Fund             Fund
                                     ----------------------------------------------------------------------------------
Additions to net assets attributed to
-------------------------------------
Investment income:
  Interest                                                                                $      42       $      42
  Dividends                            $    514          $  1,127         $    333            2,829
  Net unrealized appreciation in
    fair value of investments                               2,740            4,427           28,629           6,444
  Realized gain on sales of investments                     2,989            2,510           14,384          11,421
                                     -----------  ----------------  ---------------  ---------------  --------------
                                            514             6,856            7,270           45,884          17,907
                                     -----------  ----------------  ---------------  ---------------  --------------

 Contributions:
  Employer
  Participants                           12,985            21,207           22,900          124,827          57,262
  Loan repayments                                                                               284             283
                                     -----------  ----------------  ---------------  ---------------  --------------
                                         12,985            21,207           22,900          125,111          57,545
                                     -----------  ----------------  ---------------  ---------------  --------------
      Total additions                    13,499            28,063           30,170          170,995          75,452
                                     -----------  ----------------  ---------------  ---------------  --------------

Deductions from net assets attributed to
----------------------------------------
 Participant distributions                 (177)           (3,226)          (5,050)         (16,287)         (8,453)
 Loan distributions and fees                                                                 (2,231)         (2,175)
                                     -----------  ----------------  ---------------  ---------------  --------------
      Total deductions                     (177)           (3,226)          (5,050)         (18,518)        (10,628)
                                     -----------  ----------------  ---------------  ---------------  --------------

Transfers                                                    (204)           2,225           55,805         (57,826)
---------

      Net increase                       13,322            24,633           27,345          208,282           6,998

Net assets, beginning of year (unaudited) 4,680            22,641           17,667           67,887          97,588

                                     -----------  ----------------  ---------------  ---------------  --------------
Net assets, end of year                $ 18,002          $ 47,274         $ 45,012        $ 276,169       $ 104,586
                                     ===========  ================  ===============  ===============  ==============

(RESTUBBED TABLE)
                                                                                    APCO
                                                                     Participant   Common
                                                                       Loans       Stock      Total
                                                                    ---------------------------------
Additions to net assets attributed to
-------------------------------------
Investment income:
  Interest                                                                                   $     84
  Dividends                                                                                     4,803
  Net unrealized appreciation in
    fair value of investments                                                    $142,233     184,473
  Realized gain on sales of investments                                             1,423      32,727
                                                                                ----------  ----------
                                                                                  143,656     222,087
                                                                                ----------  ----------

 Contributions:
  Employer                                                                         84,031      84,031
  Participants                                                                                239,181
  Loan repayments                                                     $  (567)
                                                                   -----------  ----------  ----------
                                                                         (567)     84,031     323,212
                                                                   -----------  ----------  ----------
      Total additions                                                    (567)    227,687     545,299
                                                                   -----------  ----------  ----------

Deductions from net assets attributed to
----------------------------------------
 Participant distributions                                                        (26,339)    (59,532)
 Loan distributions and fees                                            5,014        (708)       (100)
                                                                   -----------  ----------  ----------
      Total deductions                                                  5,014     (27,047)    (59,632)
                                                                   -----------  ----------  ----------

Transfers                                                                                           -
---------

      Net increase                                                      4,447     200,640     485,667

Net assets, beginning of year (unaudited)                                         205,790     416,253

                                                                   -----------  ----------  ----------
Net assets, end of year                                               $ 4,447    $406,430    $901,920
                                                                   ===========  ==========  ==========

         The accompanying notes are an integral part of this statement.

                        AUTOMOBILE PROTECTION CORPORATION
                         PROFIT SHARING AND 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


1.   DESCRIPTION OF THE PLAN AND BENEFITS

The following description of the Automobile Protection Corporation Profit Sharing and 401(k) Plan (the "Plan") provides general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Automobile Protection Corporation Profit Sharing and 401(k) Plan is a voluntary salary reduction and profit-sharing plan formed on January 1, 1996 for all eligible employees ("Participants") of Automobile Protection Corporation (the "Employer" or "Company"), which covers all eligible employees and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility for participation
All employees of the Company who have attained the age of twenty-one (21) years and who have six (6) months of service with the Company are eligible to participate in the salary reduction component of the Plan. Participants may enter the Plan on the first day of each month during the year, provided they have met the Plan's age and service requirements. Participants are also eligible to participate in the profit sharing component of the Plan if they have met the above eligibility requirements, and additionally, have 500 hours of service and are employed on the last day of the Plan year.

Contributions
Participants may elect to have the Employer make a salary reduction contribution of up to 15% of their compensation to the Plan, subject to the maximum amount permitted by the Internal Revenue Code and in certain cases, the maximum is limited by statutory non-discrimination rules. The Plan provides for the Employer to make a discretionary matching contribution on behalf of each Participant. For 1998 and 1997, the Employer matched the first 6% of each Participants' contribution at the rate of 50%, with its common stock, which is publicly traded on the NASDAQ Stock Market under the symbol "APCO". The Plan also allows rollover contributions from other qualified retirement plans. In addition, the Plan provides for the Employer to make discretionary profit sharing contributions. The Employer did not make any discretionary profit sharing contributions in 1998 or 1997.

Investments
The Plan permits Participants to allocate their contributions among four equity capital growth and income mutual funds and a daily money market fund offered by Fidelity Investments. Investment options may be changed at any time during the year by the Participant. Participants may also change their salary deferral elections with each payroll during the year. Additionally, the Company currently makes a discretionary matching contribution in the form of its common stock, which is purchased in the open market.

Participants may not currently direct the investment of their contributions into the common stock of the Company. Assets accumulated through Participant salary reduction contributions or rollovers are invested in one or more of the following investment options:

Daily Money Market Fund - The investment strategy of this fund is to obtain a high level of current income as is consistent with the preservation of capital and liquidity. The fund invests only in U.S. dollar-denominated money market securities of domestic and foreign issuers rated in the highest rating category by at least two nationally recognized rating services, U.S. Government securities, and repurchase agreements. The fund may also enter into reverse repurchase agreements.

Fidelity Advisor Balanced Fund (formerly Fidelity Advisor Income & Growth Fund)
- The investment strategy of this fund is to utilize a balanced approach to provide the best possible total return from income-producing securities. Investments include U.S. Treasury issues, corporate bonds, foreign investments, convertible securities, and stocks.

Fidelity Advisor Equity Income Fund - The investment strategy of this fund is to invest in stocks that have above-average dividends, are undervalued (which may give them more upward and less downward potential), and have increasing dividends.

Fidelity Advisor Growth Opportunity Fund - The investment strategy of this fund is to seek growth through a core investment in traditional growth stocks of companies with above-average growth in sales or earnings, plus other opportunities such as special situations, debt securities and cyclical stocks.

Fidelity Advisor Equity Growth Fund - The investment strategy of this fund is to seek to achieve capital appreciation by investing primarily in growth stocks that demonstrate the potential for above average earnings or sales growth. The fund invests in the securities of smaller, lesser known companies, as well as medium and larger sized companies. An active management style is designed to capitalize on market opportunities and to secure gains.

Administrative Expenses
Administrative expenses of the Plan are paid by the Company. Participants in the Plan pay no administrative expenses.

Vesting
Participants vest immediately in their own contributions and allocated earnings thereon. Employer matching contributions and earnings thereon vest at the rate of 20% per year. Participants become fully vested in Employer matching contributions and earnings thereon upon completion of five years of service or in the event of death, disability or normal retirement. Forfeited amounts reduce future Employer contributions to the Plan.

Withdrawals
A Participant may withdraw their salary reduction and rollover contributions in the case of a financial hardship, subject to a minimum of $500. Withdrawals are taxable in the year received by the Participant and may be subject to a penalty tax. A Participant may not make elective deferrals or other contributions for a period of 12 months following the hardship withdrawal.

Distributions
Upon a Participant's termination of employment with the Company, the Participant is entitled to receive a distribution of their vested account balance. If the vested amount is less than $3,500, then the balance will be distributed automatically in a lump sum. If the vested account exceeds $3,500, the Participant may elect to receive a distribution at any time in the form of a lump sum payment. If the Participant does not elect to receive a distribution, the vested balance will be distributed after the Company's normal retirement age
(65). If the Participant dies prior to receiving their entire vested account balance, the balance will be paid to the Participant's beneficiary or estate.

Loans
The Plan provides for Participants to borrow up to 50% of their vested account balance, subject to a minimum of $1,000. During 1998, loans aggregating $5,766 were made to Participants.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements for the Plan are prepared using the accrual basis of accounting. Investments in common stock and government securities are stated at year-end quoted market values. Cash equivalents, which consist primarily of highly liquid money market instruments, are stated at cost which approximates market value.

Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Distributions to participants are recorded when paid.

Purchases and sales of investments including gains or losses are recorded on the trade date. Income from interest and dividends is recorded as earned.


3.   USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.


4.   PLAN TERMINATION PROVISIONS

The Employer expects the Plan to be permanent; however, the Employer may amend, modify, suspend or terminate the Plan at any time by action of its Board of Directors. Should the Company terminate the Plan, each Participant's account balance would become fully vested.

5.   INCOME TAX STATUS

The Plan received a favorable determination letter dated February 11, 1997 from the Internal Revenue Service which indicates that the Plan is entitled to an exemption under Section 501(a) of the Internal Revenue Code, as it meets the requirements of Section 401 of the Internal Revenue Code. Management believes that the Plan is designed and is being operated in accordance with applicable requirements of the Internal Revenue Code.

The Plan failed certain non-discrimination (ADP/ACP) tests for the year ended December 31, 1997. Consequently, the Plan made refunds to certain Participants aggregating $28,621, subsequent to the 1997 year end, which amount was accrued as a liability in the financial statements as of December 31, 1997.

6.   RELATED PARTY TRANSACTIONS

At December 31, 1998 and 1997, the Plan held 64,247 and 59,112 shares of APCO common stock, which represented 0.5% of the Company's issued and outstanding common stock at those dates.

7.   SUBSEQUENT EVENT

On June 10, 1999, the Company received an offer from Ford Motor Company to purchase all of the outstanding shares of common stock of the Company. The offer is contingent upon, among other things, a majority of all outstanding shares being tendered. Upon completion of the tender offer, the common stock of the Company held by the Plan will be liquidated.

                        AUTOMOBILE PROTECTION CORPORATION
                         PROFIT SHARING AND 401(k) PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   SCHEDULE I

                                                                                     Cost      Current Value
                           Description           Purchases,        Selling       of asset        of Asset on            Net
Identity of issue          of investment            At cost          Price           sold          Sale date           Gain
-----------------          -------------            -------          -----           ----          ---------           ----
Fidelity Advisor Funds:
 Money Market              Cash equivalent         $      -        $     -        $     -          $       -         $    -
 Balanced                  Mutual fund                    -              -              -                  -              -
 Equity Income             Mutual fund                    -              -              -                  -              -
 Growth Opportunity        Mutual fund              159,042              -              -                  -              -
 Equity Growth             Mutual fund               96,661              -              -                  -              -


APCO common stock *        Common stock              68,266              -              -                  -              -


* Represents a party-in-interest to the Plan.




                             Additional Information

                        AUTOMOBILE PROTECTION CORPORATION
                         PROFIT SHARING AND 401(k) PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998
                                   SCHEDULE II

                             Description            Units/                        Current
                             -----------            ------                        -------
Identity of issue            of investment          Shares            Cost          Value
-----------------            -------------          ------            ----          -----
Fidelity Advisor Funds:
 Money Market                Cash equivalent        42,806        $ 42,806     $   42,806
 Balanced                    Mutual fund             3,293          56,251         61,538
 Equity Income               Mutual fund             2,557          61,950         72,519
 Growth Opportunity          Mutual fund             9,654         387,981        485,042
 Equity Growth               Mutual fund             3,770         175,067        215,256

APCO common stock *          Common stock           29,253         274,751        712,498

                                                              -------------  -------------
                                                                  $998,806     $1,589,659
                                                              =============  =============

* Represents a party-in-interest to the Plan.


                             Additional Information

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Automobile Protection Corporation Profit Sharing and 401(k) Plan



By: /s/ Anthony R. Levinson                                      June 25, 1999
Chief Financial Officer of Automobile Protection
Corporation (as administrator of the Automobile
Protection Corporation Profit Sharing and 401(k)
Plan)